Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy—Annual and Special Meeting to be held on Friday, April 28, 2023 This proxy is solicited by and on behalf of Management of TransAlta Corporation. Notes 1. Every shareholder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to www.Computershare.com/TransAlta by 12:30pm MDT on April 26, 2023, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log into and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with the signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to be dated the date this form was received by or on behalf of TransAlta. 5. The shares represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, and the Management nominees named on the reverse are appointed proxyholders, this proxy will be vote as recommended by the Board of Directors of TransAlta. 6. The shares represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Proxy Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management, including the Management Proxy Circular of TransAlta. Fold Proxies must be received by 12:30pm (Mountain Time), on Wednesday, April 26, 2023. If the Meeting is postponed or adjourned, proxies submitted must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time the Meeting is reconvened. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet Electronically To Receive Documents To the Virtually Meeting Attend • Call the number listed BELOW from a touch • Go to the following web site: • You can enroll to receive future securityholder • You can attend the meeting virtually by visiting tone telephone. www.investorvote.com communications electronically by visiting the URL provided on the back of this proxy. • Smartphone? www.investorcentre.com. 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for shares held in the name of a corporation or shares being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01VPMF

Appointment of Proxyholder

I/We being holder(s) of securities of TransAlta Corporation the (the"Company") hereby appoint: John P. Dielwart, Chair of the Board, or failing this person, John H. Kousinioris, President and Chief Executive Officer

OR

Print the name of the person you are appointing (including yourself) if this person is someone other than the Management nominees listed herein.

Note: If you wish to appoint a person (including yourself) or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse and return your proxy by mail or vote by Internet at www.investorvote.com. In addition, YOU MUST go to www.Computershare.com/TransAlta by 12:30 pm MDT on April 26, 2023, and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a Control Number via email. This Control Number will allow your proxyholder to log into and vote at the meeting. Without a Control Number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of shareholders of the Company to be held via live audio webcast online at **https://web.lumiagm.com/449722440** on Friday, April 28, 2023 at 12:30 pm (Mountain Time) and at any adjournment or postponement thereof.

The Board of Directors recommends voting "FOR" Items 1, 2 and 3 and 4.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against		For	Against
01. Rona H. Ambrose	☐	☐	07. Candace J. MacGibbon	☐	☐
02. John P. Dielwart	☐	☐	08. Thomas M. O'Flynn	☐	☐
03. Alan J. Fohrer	☐	☐	09. Bryan D. Pinney	☐	☐
04. Laura W. Folse	☐	☐	10. James Reid	☐	☐
05. Harry A. Goldgut	☐	☐	11. Manjit K. Sharma	☐	☐
06. John H. Kousinioris	☐	☐	12. Sandra R. Sharman	☐	☐
			13. Sarah A. Slusser	☐	☐

Fold

	For	Withhold
2. Reappointment of Auditors Appointment of Ernst & Young LLP as auditors of the Company and authorize the directors to fix their remuneration.	☐	☐

	For	Against
3. Say-on-Pay Advisory vote to accept the Company's approach to executive compensation, as described in the Management Proxy Circular.	☐	☐

Fold

	For	Against
4. Share Unit Plan To increase the number of common shares issuable under the Company's Share Unit Plan, as described in the Management Proxy Circular.	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above and the Management nominees are appointed proxyholders, this proxy will be voted as recommended by the Board of Directors.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – I would like to receive interim financial statements and related Management's Discussion & Analysis. ☐

Annual Financial Statements – I DO NOT wish to receive annual financial statements and related Management's Discussion & Analysis. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

Z T M Q 348531 A R 2

01VPNE